FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2005

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on April 28, 2005, announcing the Company's First Quarter and cumulative 2005 results

For Immediate Release

Compañía de Minas Buenaventura Announces First Quarter 2005 Results

Lima, Peru, April 28, 2005 - Compañía de Minas Buenaventura S.A.A. ("Buenaventura" or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced today its results for the first quarter 2005. All figures have been prepared in Peruvian GAAP and are stated in current Peruvian Nuevos Soles (S/.) for 2005 and Peruvian Nuevos Soles at prices as of December, 2004. For the convenience of the reader, figures are stated in U.S. dollars (US$) at a rate of S/.3.263 per US$1.00 for 1Q05 and S/.3.530 per US$1.00 for 1Q04.

Comments from the Chief Executive Officer:

Roque Benavides, Chief Executive Officer of Buenaventura stated: "This quarter, we are again glad to report improving production levels in Buenaventura's direct operations.

Buenaventura's net income was US$63.3 million, including the effect of derivative instruments and non recurrent expenses of US$6.2 million. Without considering this effect, net income for 1Q05 was US$57.0 million.

Operating income this quarter was US$22.0 million, 3% lower than in 1Q04. This reduction was mainly due to an increase in exploration in non-operating areas from the one-time accounting effect of the consolidation of Minera Minasnioc S.A.C.

Total EBITDA was US$117.4 million, which represented a 12% increase when compared to 1Q04, while EBITDA from Buenaventura's direct operations was US$27.1 million, 82% higher than in 1Q04.

Noteworthy accomplishments during this quarter include the increase in gold production from our direct operations in Orcopampa (20%) and Antapite (12%) as well as an increase of 25% in gold sales.

Financial Highlights (in millions of US$, except EPS figures):

	1Q05	1Q04	Var %
Operating Revenues	77.4	67.9	14%
Operating Income	22.0	22.7	-3%
EBITDA (BVN Direct Operations)	27.1	14.9	82%
EBITDA (including Yanacocha)	117.4	104.5	12%
Net Income	63.3	50.2	26%
EPS	0.50	0.39	26%
Net Income Adjusted *	57.0	47.7	20%
EPS Adjusted *	0.45	0.37	20%

(*) Net income without the Mark to Market effect and non recurrent accounting expenses.

Operating Revenue

In 1Q05, operating revenue was S/.252.5 million, an increase of 5% when compared to S/.239.8 million in 1Q04, due to the revaluation of the Peruvian Nuevo Sol. However, when analyzing US$ figures, operating revenue was US$77.4 million, an increase of 14% when compared to US$67.9 million in 1Q04. This was mainly the result of 25% higher volumes of gold sold and higher realized prices of silver (12%), lead (14%) and zinc (19%). Silver volume sold decreased 6%.

Royalty income in 1Q05 was US$10.1 million, a 3% increase when compared to 1Q04 US$9.8 million.

Operating Highlights	1Q05	1Q04	Var %
Total Sales (in millions of US$)	67.3	58.2	16%
Average Realized Price Gold (US$/oz.)	376	366	3%
Average Realized Price Silver (US$/oz.)	6.94	6.21	12%
Average Realized Price Lead (US$/TM.)	979	862	14%
Average Realized Price Zinc (US$/TM.)	1,247	1,049	19%

Volume of Sales	1Q05	1Q04	Var %
Gold (in oz)	85,228	68,217	25%
Silver (in oz)	3,250,029	3,448,473	- 6%
Lead (in MT)	6,830	7,480	- 9%
Zinc (in MT)	12,536	11,834	6%

Production and Operating Costs

Buenaventura's equity production during 1Q05 was 88,367 ounces of gold, 18% higher than 1Q04 production (75,173 ounces) and 3,288,099 ounces of silver, an increase of 10% when compared to 2,991,423 ounces in 1Q04.

1 Production includes 100% of operating units, 78.04% of Ishihuinca and Antapite, 32.78% of El Brocal,

100% of CEDIMIN.

Equity Production	1Q05	1Q04	Var %
Gold (in oz)	88,367	75,173	18%
Silver (in oz)	3,288,099	2,991,423	10%
Lead (in MT)	4,244	3,851	10%
Zinc (in MT)	6,004	5,842	3%

In Orcopampa (100%), total gold production in 1Q05 was 56,972 ounces, a 20% increase when compared to 47,288 ounces in 1Q04 mainly due to a 7% increase in ore milled and a 13% increase in ore grade as shown in Appendix 2.

Cash operating costs decreased 19% from US$145/oz in 1Q04 to US$118/oz in 1Q05. This reduction is explained by the higher gold production as well the positive effect of the cyanidation process.

In Uchucchacua (100%), total silver production in 1Q05 was 2,536,761 ounces, an 8% increase when compared to 2,347,727 ounces in 1Q04 explained by a 7% increase in ore milled.

Silver cash operating cost in 1Q05 was US$2.69/oz, a 10% decrease compared with US$3.00/oz in 1Q04. This was attributed to the increase in silver production as well as the by-product credit contribution driven by higher lead production (24%) and prices of lead (14%) and zinc (19%)

In Antapite (78.04%), total production induring 1Q05 was 26,308 ounces of gold, a 12% increase compared to the 23,567 ounces in 1Q04. This was due to a 10% increase in the gold grade.

Gold cash operating cost in 1Q05 was US$193/oz, a 25% increase when compared to US$154/oz in 1Q04. US$65 of this cash cost was explained by exploration expenses in the Zorro Rojo, Antapite, Pampeñita, Liliana and Reyna areas, where the Company achieved 3,324 meters of drifting, 18% higher than the 1Q04 (2,807 meters) and 5,685 meters of diamond drilling holes, 169% higher than in 1Q04 (2,116 meters).

In Colquijirca (32.78%), total zinc production was 13,534 MT in 1Q05, an increase of 2% compared to 13,248 MT in 1Q04. Total silver production in 1Q05 was 831,728 ounces, a 15% increase compared to 724,393 ounces in 1Q04. Total lead production in 1Q05 was 6,894 MT, a 4% decrease compared to 7,210 MT in 1Q04.

Zinc cash operating costs decreased 18% from US$867 per MT in 1Q04 to US$711 per MT in 1Q05 mainly due to a lower stripping ratio and the by-product contribution from higher lead and silver prices.

Operating Expenses

General and Aadministrative expenses infor 1Q05 were S/.21.8 million, a 4% increase comparing compared to 1Q04 (S/.21.0 million). When expressed in US dollars, general and Aadministrative expenses infor 1Q05 were US$6.7 million, a 12% increase comparing compared to 1Q04 (US$6.0 million)provision.

Exploration costs in non-operating areas during 1Q05 were US$6.0 million a 104% increase when compared to 1Q04 (US$2.9 million). This increase is mainly explained by the US$1.9 million non-recurring accounting effect from the consolidation of Minera Minasnioc. Effective exploration costs in non-operating areas during 1Q05 were US$4.1 million, a 41% increase compared to the 1Q04.

Operating Income

Operating Iincome in 1Q05 was S/.71.9 million, a 10% decrease compared to S/.80.3 million in 1Q04, due to higher exploration costs in non-operating areas as explained previously, and to the revaluation of the Nuevo Sol. When comparing US dollar figures, operating Iincome in 1Q05 was US$22.0 million, a 3% decrease compared to US$22.7 million in 1Q04.

Income from Non-Consolidated Affiliates

Buenaventura's income from Nnon-Cconsolidated Aaffiliates, mainly attributed to the participation in Yanacocha's net income, inwas US$48.5 million during 1Q05, similar to the US$48.4 million reported in 1Q04. However, due to the Nuevo Sol revaluation effect, this income from Nnon-Cconsolidated Aaffiliates, expressed in local currency, was S/.158.1 million, a decrease of 7% when compared with S/.170.9 million in 1Q04.

In Yanacocha (43.65%), 1Q05 gold production was 795,917 ounces of gold, a slight decrease of 1% when compared with 1Q04 production (803,559 ounces). Although ore mined this quarter decreased 7%, this was compensated by a 35% increase in gold grade, from 0.72 gr/MT in 1Q04 to 0.97 gr/MT in 1Q05.

Cash cost in Yanacocha induring 1Q05 was US$147/oz, which represented an increase of 2% when compared with 1Q04 (US$144/oz). One of the main drivers of this increase was the higher diesel fuel prices.

Net income in Yanacocha, for 1Q05, was US$112.6 million, a 2% increase compared with 1Q04 figures (US$110.6 million).

Reported EBITDA for the quarter was US$207.0 million, an increase of 1% compared to 1Q04 (US$205.1 million).

Yanacocha's capital expenditures (CAPEX) for 1Q05 were US$46.2 million, compared to US$44.6 million in 1Q04. The most significant expenditures during this quarter were devoted to mine equipment acquisitions as well as leach pads and mine development.

Net Income

This quarter, Buenaventura's net income was S/.206.5 million, or US$63.3 million, representing US$0.50 per share. This figure includes a gain of S/.26.5 million, or US$8.1 million, form thefrom "Cchange in the fair value of derivative instruments" (in accordance with IAS39 for derivative instruments) and a non recurring accounting effect of S/.6.2 million, or US$1.9 million, from the consolidation of Minera Minasnioc.

Hedging Operations

During 1Q05, the Company reported a net loss of S/.10.7 million, or US$3.3 million in derivative instruments as a result of the execution of 41,000 ounces of gold and 622,917 ounces of silver.

Total hedge book Mmark -to -Mmarket value up to year 2012 iswas negative US$294.8 million. The Mmark -to -Mmarket value of derivative instruments as of March 31, 2005 was negative US$95.1 million, while the Mmark -to -Mmarket value of the physical delivery contracts figure was negative US$199.7 million.

Explorations

We are pleased to report progress in the Poracota, Los Pircos, Santa Marina and Marcapunta projects:

Poracota

At Poracota, 20 km NW of our Orcopampa operation, both adits at levels 4787 and at 4720 meters above sea level respectively, have intersected the gold bearing mineralization known as Manto Aguila. The upper level has an advance of 571m and the lower level an advance of 606m. Samples for detailed metallurgical test work have been taken and tests are in progress. The samples taken have assayed 6 to 12 g/t of gold, thus confirming the grades obtained from the previous drilling, which indicated thicknesses between 6 and 14 meters for the mineralized structure.

Los Pircos

We have signed a three-year contract with the surface owners -Asociación Ganadera La Unión- to initiate drifting of 2000 meters in the Diana and Maribel gold and silver epithermal veins. The environmental assessment permit was recently granted for this project by the Ministry of Energy and Mines.

Santa Marina

In Spain, we are establishing the Minera Santa Marina del Norte S.L. company; as the legal vehicle to carry out the Rio Narcea Gold Mines - Minas Buenaventura Joint Venture. Permits for road construction and underground decline access are under way and we anticipate beginning the drifting and drilling during the second half of the year.

Marcapunta

Accumulated advances in the decline are approximately 572 meters remaining 240 meters more to achieve our objective which is expected to be reached during 2Q05. During this quarter total expenses were US$0.67 million while accumulated expenses were US$3.6 million.

Project Development

ORCOPAMPA

  The declines deepening project of the Nazareno and Prometida areas is 90% completed. This will allow access to 700,000 ounces of gold at lower levels of the Prosperidad, Lucy Piso, Prometida and Nazareno veins. We estimate to complete this project in 2Q05 with a total investment of approximately US$8.7 million.

  Regarding the Brownfield exploration, during 2004 the total investment in Sausa Norte and Layo reached US$0.2 million.

UCHUCCHACUA

  Regarding the construction of the cyanidation plant, the purchasing orders have been already placed for a total amount of US$3.8 million. Basic engineering study has been completed. The budget for this project is US$ 8.8 million and it is estimated to be finished in completion is expected for December 2005.

  Regarding the Brownfield exploration, during 1Q04, the total investment in the Huantajalla and Pozo Rico areas was US$0.9 million.

Other Events

Regarding Cerro Verde, during its shareholders meeting held on April 18, the resolutions that allow a capital increase for the mine expansion and an extraordinary cash dividend were passed.

On February 21, 2005 Buenaventura executed the option to acquire 30% of Minera Minasnioc S.A.C from Compañia Minera Ares S.A.C in exchange for a 2% royalty. To date, Buenaventura is consolidating Minasnioc in its financial statements. Likewise, on August 11, 2004 Minera ABX Exploraciones S.A transferred the management of Minera Minasnioc to Buenaventura.

Since 2005 Peruvian Companies do not have to adjust their financial statements to recognize the effect of inflation, thus all figures are stated in current Peruvian Nuevos Soles (S/.) for 2005. For comparative purposes the corresponding figures of 1Q04 have been adjusted at prices of December, 2004. For the convenience of the reader, figures are stated in U.S. dollars (US$) at a rate of S/.3.263 per US$1.00 for 1Q05 and S/.3.530 per US$1.00 for 1Q04.

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) and is one of the most important precious metal producers in the world.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company's view with respect to the Company and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

Appendix 1.

Equity Participation in Affiliates and Subsidiaries
	BVN	Operating
	Equity %	Mines
Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	32.78	Colquijirca
Inversiones Mineras Del Sur*	78.04	Antapite / Ishihuinca
Sociedad Minera Cerro Verde	9.17	Cerro Verde
Cedimin*	100.00	Shila / Paula
Minera Minasnioc*	60	Minasnioc Project
Minera La Zanja *	53.06	La Zanja Project
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-

*Consolidates

Appendix 2

BVN PRODUCTION SUMMARY

	GOLD PRODUCTION
	Three Months Ended March 31st
	Orcopampa			Antapite
	2005	2004	%	2005	2004	%
Ore Milled DST	110,054	102,596	7.27%	44,335	44,875	-1.20%
Average Ore Grade OZ/ST	0.54	0.48	13.25%	0.62	0.56	10.40%
Average Recovery Rate %	95.33%	96.12%	-0.79%	95.58%	93.39%	2.19%
Ounces Produced	56,972	47,288	20.48%	26,308	23,567	11.63%

	SILVER PRODUCTION
	Three Months Ended March 31st
	Uchucchacua			Colquijirca
	2005	2004	%	2005	2004	%
Ore Milled DST	202,850	188,900	7.38%	365,857	370,153	-1.16%
Average Ore Grade OZ/ST	16.88	16.93	-0.31%	3.12	2.87	8.68%
Average Recovery Rate %	74.08%	73.40%	0.68%	72.84%	68.15%	4.70%
Ounces Produced	2,536,761	2,347,727	8.05%	831,727	724,393	14.82%

	ZINC PRODUCTION
	Three Months Ended March 31st
	Uchucchacua			Colquijirca
	2005	2004	%	2005	2004	%
Ore Milled DST	202,850	188,900	7.38%	365,857	370,153	-1.16%
Average Ore Grade %	1.46%	1.38%	5.71%	5.90%	5.53%	6.63%
Average Recovery Rate %	52.96%	57.34%	-4.38%	69.17%	71.36%	-2.19%
ST Produced	1,567	1,495	4.85%	14,918	14,603	2.16%

Appendix 3
Total Gold Commitments
as of 04/01/05
		2005	2006	2007	2008	2009	2010	2011	2012	Total
285	Ounces	156,000	338,000	358,000	218,000	293,000	330,000	271,500		1,964,500
	$/oz	313.65	314.91	314.55	318.44	305.07	290.45	289.97		306.11
290	Ounces	156,000	338,000	358,000	218,000	293,000	330,000	271,500		1,964,500
	$/oz	332.64	327.34	326.42	336.33	320.17	305.45	307.27		321.07
300	Ounces	216,000	418,000	438,000	298,000	333,000	330,000	271,500		2,304,500
	$/oz	336.91	332.49	331.74	339.13	326.97	312.73	314.23		327.84
345	Ounces	216,000	418,000	438,000	298,000	333,000	330,000	271,500		2,304,500
	$/oz	341.35	339.38	339.04	342.35	345.21	345.45	345.55		342.32
350	Ounces	234,000	388,000	408,000	328,000	363,000	360,000	294,000		2,375,000
	$/oz	342.02	338.94	338.60	342.59	347.05	348.75	348.72		343.63
385	Ounces	279,000	388,000	408,000	328,000	363,000	360,000	294,000		2,420,000
	$/oz	348.95	338.94	338.60	342.59	360.07	372.08	371.22		352.55
420	Ounces	279,000	388,000	408,000	388,000	363,000	360,000	354,000	60,000	2,600,000
	$/oz	348.95	338.94	338.60	354.56	371.23	395.42	394.11	404.00	363.63
436	Ounces	279,000	388,000	408,000	388,000	363,000	360,000	354,000	60,000	2,600,000
	$/oz	348.95	338.94	338.60	354.56	371.23	406.08	402.65	404.00	366.27
451	Ounces	279,000	388,000	408,000	388,000	363,000	360,000	354,000	60,000	2,600,000
	$/oz	348.95	338.94	338.60	354.56	371.23	406.08	410.66	404.00	367.36
Physical gold delivery
as of 04/01/05
		2005	2006	2007	2008	2009	2010	2011	2012	Total
285	Ounces	156,000	308,000	328,000	188,000	263,000	300,000	249,000		1,792,000
	$/oz	313.65	311.98	311.77	314.20	300.51	285.00	285.00		302.37
290	Ounces	156,000	308,000	328,000	188,000	263,000	300,000	249,000		1,792,000
	$/oz	332.64	325.62	324.73	334.95	317.34	301.50	303.86		318.77
300	Ounces	156,000	308,000	328,000	188,000	263,000	300,000	249,000		1,792,000
	$/oz	334.57	328.54	327.77	336.54	322.47	309.50	311.45		323.31
345	Ounces	156,000	308,000	328,000	188,000	263,000	300,000	249,000		1,792,000
	$/oz	340.72	337.89	337.53	341.65	345.57	345.50	345.60		341.94
350	Ounces	156,000	308,000	328,000	188,000	263,000	300,000	249,000		1,792,000
	$/oz	340.72	337.89	337.53	341.65	348.14	349.50	349.40		343.51
385	Ounces	156,000	308,000	328,000	188,000	263,000	300,000	249,000		1,792,000
	$/oz	340.72	337.89	337.53	341.65	366.10	377.50	375.96		354.53
420	Ounces	156,000	308,000	328,000	188,000	263,000	300,000	249,000		1,792,000
	$/oz	340.72	337.89	337.53	341.65	381.50	405.50	402.53		365.17
436	Ounces	156,000	308,000	328,000	188,000	263,000	300,000	249,000		1,792,000
	$/oz	340.72	337.89	337.53	341.65	381.50	418.30	414.67		369.00
451	Ounces	156,000	308,000	328,000	188,000	263,000	300,000	249,000		1,792,000
	$/oz	340.72	337.89	337.53	341.65	381.50	418.30	426.06		370.58
Gold derivatives
as of 04/01/05
		2005	2006	2007	2008	2009	2010	2011	2012	Total
285	Ounces		30,000	30,000	30,000	30,000	30,000	22,500		172,500
	$/oz		345.00	345.00	345.00	345.00	345.00	345.00		345.00
290	Ounces		30,000	30,000	30,000	30,000	30,000	22,500		172,500
	$/oz		345.00	345.00	345.00	345.00	345.00	345.00		345.00
300	Ounces	60,000	110,000	110,000	110,000	70,000	30,000	22,500		512,500
	$/oz	343.00	343.55	343.55	343.55	343.86	345.00	345.00		343.68
345	Ounces	60,000	110,000	110,000	110,000	70,000	30,000	22,500		512,500
	$/oz	343.00	343.55	343.55	343.55	343.86	345.00	345.00		343.68
350	Ounces	78,000	80,000	80,000	140,000	100,000	60,000	45,000		583,000
	$/oz	344.62	343.00	343.00	343.86	344.20	345.00	345.00		343.99
385	Ounces	123,000	80,000	80,000	140,000	100,000	60,000	45,000		628,000
	$/oz	359.39	343.00	343.00	343.86	344.20	345.00	345.00		346.93
420	Ounces	123,000	80,000	80,000	200,000	100,000	60,000	105,000	60,000	808,000
	$/oz	359.39	343.00	343.00	366.70	344.20	345.00	374.14	404.00	360.23
436	Ounces	123,000	80,000	80,000	200,000	100,000	60,000	105,000	60,000	808,000
	$/oz	359.39	343.00	343.00	366.70	344.20	345.00	374.14	404.00	360.23
451	Ounces	123,000	80,000	80,000	200,000	100,000	60,000	105,000	60,000	808,000
	$/oz	359.39	343.00	343.00	366.70	344.20	345.00	374.14	404.00	360.23

Appendix 4
Silver Derivatives
as of 04/01/2005
	At US $ 4.00		At US $ 4.15		At US $ 6.20		At US $ 6.33		At US $ 6.50		At US $ 7.00
Year	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz
2005	225,000	6.00	1,025,000	5.84	1,070,000	6.15	1,229,250	6.15	1,437,500	6.15	2,050,000	6.16
2006	200,000	6.00	200,000	6.00	240,000	6.00	266,000	6.00	300,000	6.00	400,000	6.00
	425,000	6.00	1,225,000	5.87	1,310,000	6.12	1,495,250	6.12	1,737,500	6.13	2,450,000	6.13

Appendix 5

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2004 and March 31, 2005

	2004	2005	2005
	S/(000)	S/(000)	US$(000)

Assets

Current assets

Cash and cash equivalents	614,862	725,846	222,447

Investment funds	86,971	51,454	15,769

Trade accounts receivable	97,061	70,883	21,723

Other accounts receivable, net	12,223	10,621	3,254

Accounts receivable from affiliates	46,078	41,004	12,566

Inventories, net	69,353	74,836	22,935

Current portion of prepaid tax and expenses	40,471	38,835	11,902
	__________	__________	__________
Total current assets	967,019	1,013,479	310,596

Long - term other accounts receivable	4,574	5,122	1,570

Prepaid tax and expenses	14,059	13,751	4,214

Investments in shares	1,531,372	1,704,199	522,280

Property, plant and equipment, net	452,214	443,247	135,840

Development costs, net	143,258	145,042	44,451

Deferred stripping costs	56,056	56,056	17,179

Mining concessions and goodwill, net	157,544	153,771	47,126

Deferred income tax and workers' profit sharing asset, net	245,299	238,948	73,230
	__________	__________	__________

Total assets	3,571,395	3,773,615	1,156,486
	__________	__________	__________

Consolidated Balance Sheets (continued)

	2004	2005	2005
	S/(000)	S/(000)	US$(000)

Liabilities and shareholders' equity, net
Current liabilities
Overdrafts and bank loans	13,150	11,517	3,530
Trade accounts payable	61,188	57,792	17,711
Other current liabilities	142,696	224,352	68,756
Derivative instruments	70,927	60,492	18,539
Current portion of long-term debt	36,332	26,328	8,069
Deferred income from sale of future production	74,937	82,838	25,387
	__________	__________	__________
Total current liabilities	399,230	463,319	141,992

Long-term other liabilities	74,030	58,081	17,800
Derivative instruments	267,852	249,694	76,523
Long-term debt	15,031	12,696	3,891
Deferred income from sale of future production	568,772	542,002	166,105
	__________	__________	__________
Total liabilities	1,324,915	1,325,792	406,311
	__________	__________	__________
Minority interest	66,347	77,737	23,824
	__________	__________	__________
Shareholders' equity, net
Capital stock, net of treasury shares by S/49,659,000 in 2004 and 2005	596,755	596,755	182,885
Investment shares, net of treasury shares by S/66,000 in 2004 and 2005	1,683	1,683	516
Additional paid-in capital	610,659	610,659	187,146
Legal reserve	129,276	129,276	39,619
Others reserve	923	923	283
Retained earnings	734,070	866,109	265,433
Cumulative translation loss	(148,513)	(155,902)	(47,779)
Cumulative unrealized gain on investments in shares carried at fair value	256,331	321,112	98,410
Deferred income from sale of future production of subsidiary	(1,051)	(529)	(162)
	__________	__________	__________

Total shareholders' equity, net	2,180,133	2,370,086	726,351
	__________	__________	__________

Total liabilities and shareholders' equity, net	3,571,395	3,773,615	1,156,486
	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income

	For the three-month periods ended March 31
	________________________________________
	2004	2005	2005
	S/(000)	S/(000)	US$(000)
Operating revenues
Net sales	205,324	219,626	67,308
Royalties income	34,428	32,871	10,074
	__________	__________	__________
Total revenues	239,752	252,497	77,382
	__________	__________	__________
Costs of operation
Operating costs	82,327	85,005	26,051
Exploration and development costs in operational mining sites	23,933	28,668	8,786
Amortization and depreciation	12,221	14,390	4,410
	__________	__________	__________
Total costs of operation	118,481	128,063	39,247
	__________	__________	__________
Gross margin	121,271	124,434	38,135
	__________	__________	__________
Operating expenses
General and administrative	21,021	21,820	6,687
Exploration costs in non-operational mining sites	10,319	19,459	5,964
Selling	5,121	3,616	1,108
Royalties to third parties	4,536	5,289	1,621
Royalties to Peruvian Government	-	2,310	708
	__________	__________	__________
Total operating expenses	40,997	52,494	16,088
	__________	__________	__________
Operating income	80,274	71,940	22,047
	__________	__________	__________
Other income (expenses), net
Share in affiliated companies, net	170,908	158,142	48,465
Gain from change in the fair value of derivative instruments	8,727	26,530	8,131
Realized income from sale of future production	14,198	18,078	5,540
Loss from realized derivative instruments	(46,635)	(10,709)	(3,282)
Interest income	2,906	3,934	1,206
Loss from exposure to inflation	(4,917)	-	-
Exchange difference loss	-	(544)	(167)
Interest expenses	(1,850)	(3,247)	(995)
Amortization of mining concessions and goodwill	(3,042)	(3,818)	(1,170)
Other, net	(1,105)	(5,491)	(1,683)
	__________	__________	__________
Total other income (expenses), net	139,190	182,875	56,045
	__________	__________	__________
Income before workers' profit sharing, income tax and minority interest	219,464	254,815	78,092
Workers' profit sharing	(3,880)	(6,332)	(1,941)
Income tax	(22,656)	(30,727)	(9,417)
	__________	__________	__________
Income before minority interest	192,928	217,756	66,734
Minority interest	(15,883)	(11,292)	(3,460)
	__________	__________	__________
Net income	177,045	206,464	63,274
	__________	__________	__________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	1.39	1.62	0.50
	__________	__________	__________
Weighted average number of shares outstanding	127,236,219	127,236,219	127,236,219
	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows

	For the three-month periods ended March 31
	___________________________________
	2004	2005	2005
	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	220,448	245,804	75,331
Collection of dividends	97,274	42,677	13,079
Collection of royalties	28,681	36,250	11,109
Collection of interest	2,906	3,661	1,122
Payments to suppliers and third parties	(91,026)	(105,911)	(32,458)
Payments to employees	(33,413)	(41,977)	(12,865)
Payments of exploration expenditures	(29,754)	(41,818)	(12,816)
Payments of income tax	(14,788)	(13,607)	(4,170)
Payments of royalties	(5,822)	(6,239)	(1,912)
Payments of interest	(1,547)	(3,247)	(995)
	________	________	________
Net cash provided by operating activities	172,959	115,593	35,425
	________	________	________
Investing activities
Development expenditures	(9,930)	(10,098)	(3,095)
Purchase of Property, plant and equipment	(15,121)	(8,055)	(2,469)
Payments from derivative instruments settled, net	(46,635)	(7,300)	(2,237)
Decrease of investment fund	-	34,816	10,670
Decrease on time deposits in local currency	-	6,930	2,124
Increase of account receivable from Afiliates	(2,705)	-	-
Payments by purchase of investments in shares	(1,269)	-	-
Proceeds from sale of plant and equipment	921	-	-
	________	________	________
Net cash provided by (used in) investing activities	(74,739)	16,293	4,993
	________	________	________

Net cash used in financing activities	(14,145)	(13,972)	(4,281)
	________	________	________
Net increase in cash during the period	84,075	117,914	36,137
Cash at beginning of period	398,383	590,607	181,001
	________	________	________

Cash at period-end	482,458	708,521	217,138
	________	________	________

Consolidated Statements of Cash Flows (continued)

	For the three-month periods ended March 31
	___________________________________
	2004	2005	2005
	S/(000)	S/(000)	US$(000)

Reconciliation of net income to net cash provided by operating activities
Net income	177,045	206,464	63,274
Add (deduct)
Amortization and depreciation	12,657	14,936	4,577
Minority interest	15,883	11,292	3,460
Provision for deferred income tax and workers' profit sharing expenses	10,120	6,739	2,065
Exchange difference loss	-	544	167
Provision for exploration costs in subsidiary (**)	-	6,286	1,926
Amortization of development costs in operating mining unit	4,286	5,996	1,838
Amortization of mining concessions and goodwill	3,042	3,818	1,170
Accretion Expenses	1,006	974	299
Increase in the fair value of investment fund	303	109	33
Share in affiliated companies, net of dividends received	(78,505)	(115,465)	(35,386)
Income from sale of future production	(14,198)	(18,078)	(5,540)
Gain from change in the fair value of derivative instruments	(8,727)	(26,530)	(8,131)
Allowance for doubtful accounts	-	26	8
Net cost of retired plant and equipment	-	432	132
Reversion of the obsolescence supplies reserve	-	(563)	(173)
Loss from exposure to inflation	4,917	-	-
Gain on sale of plant and equipment	(636)	-	-
Long-term officers' compensation (*)	2,095	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	20,623	34,566	10,594
Inventories	(3,670)	(2,444)	(749)
Prepaid tax and expenses	(8,826)	(30,813)	(9,443)
Increase of operating liabilities -	-
Trade accounts payable and other liabilities	35,544	17,304	5,304
	________	________	________

Net cash provided by operating activities	172,959	115,593	35,425
	________	________	________

(*) This provision, which covers until the year 2013, corresponds to a long-term compensation program granted by the Company to certain officers, as further explained in Note 19 to the consolidated financial statements as of December 31, 2004.

(**) This provision corresponds to the exploration costs paid by Minera ABX Exploraciones S.A. for the Minasnioc project, which will be considered as a additional paid-in capital in Minera Minasnioc S.A.C.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: April 28, 2005